Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated October 11, 2019

Relating to Preliminary Prospectus dated October 7, 2019

Registration Statement No. 333-233867

BellRing Brands, Inc.

Update to Preliminary Prospectus

Issued October 7, 2019

This free writing prospectus relates to the initial public offering of 30,000,000 shares of Class A common stock of BellRing Brands, Inc. and updates and supplements the preliminary prospectus dated October 7, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-233867) relating to this offering of Class A common stock. On October 11, 2019, BellRing Brands, Inc. filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of Class A common stock, which Amendment No. 2 includes an update to the Preliminary Prospectus (the “Updated Preliminary Prospectus”). Amendment No. 2, including the Updated Preliminary Prospectus, may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1772016/000119312519266329/d727525ds1a.htm

The changes in the Updated Preliminary Prospectus primarily reflect updates related to the amount and terms of the debt facilities that BellRing Brands, LLC expects to enter into immediately after the completion of the formation transactions and the completion of this offering, consisting of a revolving credit facility and a term loan facility. If the board of managers at BellRing Brands, LLC determines to borrow under the debt facilities, we anticipate that BellRing Brands, LLC will borrow approximately $700.0 million under the term loan facility and approximately $73.0 million under the revolving credit facility (with remaining availability of $127.0 million) (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus). We expect that the amount of the Post bridge loan, which will be repaid in full from the proceeds of the offering and the debt facilities, will be $1,225.0 million.

The revised “Capitalization,” “Dilution,” “Unaudited Pro Forma Combined Financial Information” and “Description of Certain Indebtedness—Debt Facilities” sections of the Updated Preliminary Prospectus are attached to this free writing prospectus as Exhibit A.

This free writing prospectus should be read together with the Updated Preliminary Prospectus included in Amendment No. 2 to the Registration Statement on Form S-1, including the section entitled “Risk Factors” beginning on page 28 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.

EXHIBIT A

1. The section of the Preliminary Prospectus titled “Capitalization” is revised as follows:

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis; and

•

on an as adjusted basis after giving effect to: (i) this offering, at an assumed initial public offering price of $17.50 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), (ii) the entry of BellRing Brands, LLC into the debt facilities, the borrowing by BellRing Brands, LLC under the term loan facility and the revolving credit facility and the application of the net proceeds of this offering and the debt facilities to repay in full the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds” and (iii) the formation transactions, and assuming no exercise of the underwriters’ over-allotment option.

You should read the following table together with “Selected Historical Condensed Combined Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” Post’s Active Nutrition business’s audited combined financial statements and the notes thereto as of September 30, 2018 and 2017 and for the three fiscal years ended September 30, 2018 and Post’s Active Nutrition business’s unaudited condensed combined financial statements and the notes thereto for the nine months ended June 30, 2019 and 2018, each appearing elsewhere in this prospectus.

	As of June 30, 2019 (unaudited)
	Active Nutrition Historical	BellRing Brands, Inc. As adjusted
($ in millions)
Cash and cash equivalents(d)	$3.4	$9.5

Debt, including current and long-term:
Term loan facility(a)	—	700.0
Revolving credit facility(a)	—	73.0

Total principal debt(a)	—	773.0
Less: Debt issuance costs(a)	—	(7.1)
Unamortized discount(a)	—	(14.0)

Total debt(a)	—	751.9
Noncontrolling interest(b)	—	1,705.8
Stockholders’ Equity:
Common stock:
Class A, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: 500,000,000 shares authorized, 30,000,000 shares issued and outstanding(b)	—	0.3
Class B, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: one share authorized, issued and outstanding(b)	—	—
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, no shares issued and outstanding actual and as adjusted	—	—
Additional paid-in capital(b)	—	—
Net parent investment(b)	492.8	—
Accumulated other comprehensive loss	(1.8)	(1.8)
Accumulated deficit(b)	—	(1,970.3)

Total Stockholders’ Equity(b)	491.0	(1,971.8)

Total Capitalization	$491.0	$485.9

(a)

Prior to completion of this offering, Post will borrow $1,225.0 million under the Post bridge loan as described under “Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness.” Certain of Post’s domestic subsidiaries (other than BellRing Brands, Inc. but including BellRing Brands, LLC and its domestic subsidiaries) will guarantee the Post bridge loan. On the same day this offering is completed, and as part of the formation transactions, BellRing Brands, LLC will become the borrower under the Post bridge loan and assume all interest of $2.2 million thereunder, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from all of their obligations under the Post bridge loan and all interest thereunder. We will not receive any of the proceeds of the Post bridge loan.

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the BellRing Brands, LLC Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

For purposes of the table above, we have assumed:

•

approximately $73.0 million of borrowings under the revolving credit facility will be incurred concurrently with the completion of this offering (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus; the amount of such borrowing is expected to be up to $30.0 million if the offering price is at the high end of the price range and up to $100.0 million if the offering price is at the low end of the price range);

•	that the full amount available under the term loan facility will be incurred concurrently with the completion of this offering; and

•

that BellRing Brands, LLC will receive net proceeds from the borrowings of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility) of $23.1 million ($2.0 million related to the revolving credit facility and $21.1 million related to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents. See footnote (d) below.

(b)

As part of the formation transactions, BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of its Class B common stock.

In this offering, BellRing Brands, Inc. expects to issue 30,000,000 shares of its Class A common stock (or 34,500,000 shares if the underwriters exercise their over-allotment option in full).

Post will hold 97,474,179 BellRing Brands, LLC Units, which will represent 76.5% of the economic interest in BellRing Brands, LLC (or 73.9% if the underwriters exercise their over-allotment option in full), and one share of Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. Due to Post’s rights to redeem BellRing Brands, LLC Units for (i) shares of BellRing Brands, Inc. Class A common stock on a one-for-one basis or (ii) cash at BellRing Brands, LLC’s option (as determined by the BellRing Brands, LLC Board of Managers), the noncontrolling interest in BellRing Brands, LLC represented by these BellRing Brands, LLC Units will be classified as temporary equity. The noncontrolling interest balance is determined based on the fair value of Post’s BellRing Brands, LLC Units if they were to be converted to shares of BellRing Brands, Inc. Class A common stock, assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

(c)

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $17.50 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of its Class A common stock sold in this offering. BellRing Brands, LLC will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest.

(d)

Following the completion of this offering, BellRing Brands, LLC will receive proceeds from the term loan, the revolving credit facility and the offering and make payments for the Post bridge loan and related interest. In addition, BellRing Brands, LLC will pay to Post an amount equal to the value of all cash and cash equivalents held by BellRing Brands, LLC and its subsidiaries as of immediately prior to the consummation of this offering. See related cash adjustments as follows:

($ in millions)
Net term loan and revolving credit facility (a)	$749.9
Net proceeds from offering (c)	486.8
Payment of Post bridge loan and interest (a)	(1,227.2)
Payment of cash and cash equivalents to Post	(3.4)

Net cash proceeds	$6.1

2.

The reference under the Risk Factor captioned “Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution” to dilution of $23.26 is revised to dilution of $22.65, and the section of the Preliminary Prospectus titled “Dilution” is revised as follows:

DILUTION

Because Post will not own any Class A common stock after this offering, we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that Post has all of its BellRing Brands, LLC Units redeemed for newly issued shares of Class A common stock on a one-to-one basis (rather than for cash) and the cancellation for no consideration of all of its share of Class B common stock (which is not entitled to receive distributions or dividends, whether cash or stock, from BellRing Brands, Inc.) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We refer to the assumed redemption of all BellRing Brands, LLC Units for shares of Class A common stock as described in the previous sentence as the “assumed redemption.”

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share of Class A common stock of BellRing Brands, Inc. is determined by dividing our total tangible assets (total assets less goodwill, other intangible assets, net and deferred financing fees) less our total liabilities (excluding debt issuance cost and unamortized discount) by the number of shares of our Class A common stock outstanding. As of June 30, 2019, after giving effect to the formation transactions (including the assumption by BellRing Brands, LLC of the Post bridge loan and related interest) and the assumed redemption, but not this offering, the use of the proceeds of this offering or the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds,” we had a pro forma net tangible book value of $(1,117.4) million, or $(11.46) per share of Class A common stock.

After giving further effect to receipt of the net proceeds from our issuance and the sale of 30,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $17.50 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $(657.1) million, or approximately $(5.15) per share. This amount represents an immediate increase in pro forma net tangible book value of $6.31 per share to our existing stockholder and an immediate dilution of approximately $22.65 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of shares of our Class A common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$17.50
Pro forma net tangible book value per share as of June 30, 2019, giving effect to the formation transactions (including the assumption by BellRing Brands, LLC of the Post bridge loan) and the assumed redemption, but not this offering or the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds”(a)	$(11.46)
Increase in pro forma net tangible book value per share attributable to new investors	6.31

Less: Pro forma as adjusted net tangible book value per share of Class A common stock upon completion of this offering and the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds”(b)		(5.15)

Dilution per share to new Class A common stock investors from this offering		$22.65

The above discussion and table exclude an aggregate of 2,000,000 additional shares of our Class A common stock reserved for future awards pursuant to the 2019 LTIP.

A $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease the as adjusted net tangible book value per share after this offering by $0.22 per share and increase or decrease the dilution to new investors in this offering by $0.78 per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and less underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase from us additional shares of our Class A common stock in full, the as adjusted net tangible book value per share of our common stock would be $(3.98) per share, and the dilution in net tangible book value per share to investors in this offering would be $21.48 per share of Class A common stock.

(a)	Pro forma net tangible book value per share:

($ in millions)
Total Assets	$597.6
Less: Goodwill	(65.9)
Other intangible assets, net	(302.1)

Total tangible assets	229.6
Total Liabilities (excluding current and long-term debt)	119.8
Post bridge loan and interest	1,227.2

Total Liabilities	1,347.0
Pro forma net tangible book value	(1,117.4)
BellRing Brands, LLC Units	97,474,179
Pro forma net tangible book value per share	$(11.46)

(b)	Pro forma adjusted net tangible book value per share:

($ in millions)
Total Pro Forma Assets	$605.7
Less: Goodwill	(65.9)
Other intangible assets, net	(302.1)
Deferred financing fees	(2.0)

Total tangible assets	235.7
Total Liabilities (excluding current and long-term debt)	119.8
Total term loan and revolving credit facility (excluding debt issuance costs and unamortized discount)	773.0

Total Pro Forma Liabilities (excluding debt issuance costs and unamortized discount)	892.8
Pro forma adjusted net tangible book value	(657.1)
Total Class A common stock	127,474,179
Pro forma adjusted net tangible book value per share	$(5.15)

3.	The section of the Preliminary Prospectus titled “Unaudited Pro Forma Condensed Consolidated Financial Information” is revised as follows:

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet and statements of operations have been prepared to reflect (i) the formation transactions described in “Prospectus Summary—Formation Transactions,” including the issuance of one share of our Class B common stock and 97,474,179 BellRing Brands, LLC Units to Post; (ii) the sale of 30,000,000 shares of our Class A common stock in this offering, at an assumed initial public offering price of $17.50 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock; and (iii) the entry of BellRing Brands, LLC into the debt facilities, its borrowing under the term loan facility and the revolving credit facility and the application of the net proceeds of this offering and the debt facilities to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” The unaudited pro forma condensed consolidated balance sheet at June 30, 2019 is presented as if each of these events had occurred at June 30, 2019. The unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 2018 and the nine months ended June 30, 2019 are presented as if each of these events had occurred on October 1, 2017.

The unaudited pro forma condensed consolidated financial statements are based upon Post’s Active Nutrition business’s historical combined financial statements for each period presented. In the opinion of management, all adjustments necessary for a fair statement of the pro forma data have been made. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma condensed consolidated balance sheet does not purport to reflect what our financial condition would have been had the formation transactions and the application of the proceeds of this offering and the debt facilities closed on June 30, 2019 or for any future or historical period. The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of operating results that would have been achieved had the formation transactions and the application of the proceeds of this offering and the debt facilities been completed on October 1, 2017, and do not intend to project our future financial results after the formation transactions and the application of the proceeds of this offering and the debt facilities. The unaudited pro forma condensed consolidated balance sheet and statements of operations are based on certain assumptions, described in the accompanying notes, which management believes are reasonable. Adjustments reflected in the unaudited pro forma condensed consolidated balance sheet give effect to events that are directly attributable to the transactions above and are factually supportable. Adjustments reflected in the unaudited pro forma condensed consolidated statements of operations include those items that are directly attributable to the transactions above, factually supportable and expected to have a continuing impact.

As described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement,” upon the completion of the formation transactions, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC. Under the tax receivable agreement, we will be required to make cash payments to Post (or certain of its transferees or other assignees) equal to 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc. or BellRing Brands, LLC, (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Post has advised us that, except under the circumstances described under “Use of Proceeds,” it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives—including tax-free “spin-off” or “split-off” transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Due to the uncertainty in the amount and timing of future redemptions of BellRing Brands, LLC Units by Post (or its transferees or assignees), no increases in tax basis in BellRing Brands, LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. However, if Post (and its transferees and assignees) redeemed all of its BellRing Brands, LLC Units, we would recognize a deferred tax asset of approximately $838.7 million and a liability of approximately $712.9 million, assuming (i) all redemptions occurred immediately after this offering; (ii) a price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 25.0%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of BellRing Brands, LLC Units redeemed by Post (and its transferees and assignees), our deferred tax asset would increase (decrease) by approximately $41.9 million and the related liability would increase (decrease) by approximately $35.6 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our deferred tax asset would increase (decrease) by approximately $31.5 million and the related liability would increase (decrease) by approximately $26.8 million, assuming that the number of BellRing Brands, LLC Units redeemed by Post (and its transferees and assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions, the price of our shares of Class A common stock at the time of the redemption and the tax rates then in effect.

The tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control (which would not include a distribution by Post of its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders), or if, at any time, we elect an early termination of the tax receivable agreement or materially breach any of our material obligations under the tax receivable agreement, our (or our successor’s) future obligations under the tax receivable agreement would accelerate and become due and payable based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement, and that, as of the effective date of the acceleration, any BellRing Brands, LLC Units that Post (or its transferees or assignees) has not yet redeemed will be deemed to have been redeemed by Post (and its transferees and assignees) for an amount based on the closing trading price of our Class A common stock at the time of termination. The present value of such tax benefit payments are discounted at a rate equal to the lesser of (i) 6.50% per annum, compounded annually and (ii) LIBOR plus 300 basis points. If we were to elect to terminate the tax receivable agreement immediately after this offering, based on the assumed initial public offering price of $17.50 per share of our Class A common stock (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), we estimate that we would be required to pay approximately $546.6 million in the aggregate under the tax receivable agreement. This amount is an estimate and has been prepared for informational purposes only. The actual amount will differ based on, among other things, the price of our shares of Class A common stock at the time of any such termination and the tax rates then in effect.

Following this offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with Sarbanes-Oxley and periodic or current reporting obligations under the Exchange Act. We have not made any pro forma adjustments to reflect such costs because they currently are not objectively determinable.

The unaudited pro forma condensed consolidated financial statements and the notes thereto should be read together with the following:

(a)

The audited combined financial statements and the notes thereto of Post’s Active Nutrition business as of September 30, 2018 and 2017 and for the three fiscal years ended September 30, 2018 included in this prospectus;

(b)

The unaudited condensed combined financial statements and the notes thereto of Post’s Active Nutrition business as of June 30, 2019 and September 30, 2018 and for the nine months ended June 30, 2019 and 2018 included in this prospectus; and

(c)	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2019

($ in millions)

	Active Nutrition Historical	Pro Forma Adjustments(a)		BellRing Brands, Inc. Pro Forma
Current Assets
Cash and cash equivalents	$3.4	$6.1	(b)(c)(d)(g)	$9.5
Receivables, net	94.5	—		94.5
Inventories	113.8	—		113.8
Prepaids and other current assets	6.5	—		6.5

Total Current Assets	218.2	6.1		224.3
Property, net	11.2	—		11.2
Goodwill	65.9	—		65.9
Other intangible assets, net	302.1	—		302.1
Other assets	0.2	2.0	(b)	2.2

Total Assets	$597.6	$8.1		$605.7

Current Liabilities
Current portion of long-term debt	$—	$35.0	(b)	$35.0
Accounts payable	60.5	—		60.5
Other current liabilities	28.4	—		28.4

Total Current Liabilities	88.9	35.0		123.9
Long-term debt	—	716.9	(b)	716.9
Deferred income taxes	15.9	0.7	(e)	16.6
Other liabilities	1.8	12.5	(f)	14.3

Total Liabilities	106.6	765.1		871.7
Commitments and Contingencies
Noncontrolling interest	—	1,705.8	(a)	1,705.8
Stockholders’ Equity
Common stock:
Class A, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: 500,000,000 shares authorized, 30,000,000 shares issued and outstanding	—	0.3	(a)(c)	0.3
Class B, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: one share authorized, issued and outstanding	—	—	(a)(c)	—
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, no shares issued and outstanding actual and pro forma	—	—	(a)(c)	—
Additional paid-in capital	—	—	(c)	—
Net parent investment	492.8	(492.8	)(a)	—
Accumulated other comprehensive loss	(1.8)	—		(1.8)
Accumulated deficit	—	(1,970.3	)(b)(c)(d)(f)	(1,970.3)

Total Stockholders’ Equity	491.0	(2,462.8)		(1,971.8)

Total Liabilities and Stockholders’ Equity	$597.6	$8.1		$605.7

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2019

($ in millions, except per share data)

	Active Nutrition Historical	Pro Forma Adjustments(a)		BellRing Brands, Inc. Pro Forma
Net sales	$639.9	$—		$639.9
Cost of goods sold	404.8	—		404.8

Gross Profit	235.1	—		235.1
Selling, general and administrative expenses	92.0	(4.0	)(h)	88.0
Amortization of intangible assets	16.6	—		16.6

Operating Profit	126.5	4.0		130.5
Interest expense	—	43.0	(b)	43.0

Earnings before Income Taxes	126.5	(39.0)		87.5
Income tax expense	30.1	(25.2	)(e)	4.9

Net Earnings	96.4	(13.8)		82.6

Less: Net earnings attributable to noncontrolling interest	—	66.9	(a)	66.9

Net Earnings attributable to BellRing Brands, Inc.	$96.4	$(80.7)		$15.7

Earnings per share:
Basic				$0.52	(c)
Diluted				$0.52	(c)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2018

($ in millions, except per share data)

	Active Nutrition Historical	Pro Forma Adjustments(a)		BellRing Brands, Inc. Pro Forma
Net sales	$827.5	$—		$827.5
Cost of goods sold	549.8	—		549.8

Gross Profit	277.7	—		277.7
Selling, general and administrative expenses	135.1	—	(h)	135.1
Amortization of intangible assets	22.8	—		22.8

Operating Profit	119.8	—		119.8
Interest expense	—	57.3	(b)	57.3

Earnings before Income Taxes	119.8	(57.3)		62.5
Income tax expense	23.7	(21.8	)(e)	1.9

Net Earnings	96.1	(35.5)		60.6

Less: Net earnings attributable to noncontrolling interest	—	47.8	(a)	47.8

Net Earnings attributable to BellRing Brands, Inc.	$96.1	$(83.3))		$12.8

Earnings per share:
Basic				$0.43	(c)
Diluted				$0.43	(c)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

BellRing Brands, Inc. was incorporated in the State of Delaware on March 20, 2019 for the purpose of completing this offering of its Class A common stock. To date, BellRing Brands, Inc. has engaged only in activities in contemplation of this offering. Prior to the completion of this offering, all of our business operations will have been conducted through Post’s Active Nutrition business.

Pro Forma Adjustments

(a) Formation Transactions

On March 25, 2019, BellRing Brands, Inc. issued 1,000 shares of common stock to Post, resulting in BellRing Brands, Inc. becoming a wholly-owned subsidiary of Post. Prior to the completion of this offering, BellRing Brands, Inc. intends to amend and restate its certificate of incorporation and its bylaws to include the terms described under “Description of Capital Stock,” including to provide for two classes of common stock: Class A common stock, par value $0.01 per share, which will represent economic interests and will have one vote per share, and Class B common stock, par value $0.01 per share, which will represent no economic interests and, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will have a number of votes equal to 67% of the combined voting power of the common stock of BellRing Brands, Inc.

In connection with the completion of this offering, BellRing Brands, Inc. and Post intend to complete a series of formation transactions (as described in “Prospectus Summary—Formation Transactions”). As a result of the formation transactions and this offering:

•	The entities currently comprising Post’s Active Nutrition business will become direct or indirect subsidiaries of BellRing Brands, LLC.

•	BellRing Brands, Inc. will be a holding company and its only material assets will be its direct interest in BellRing Brands, LLC and its indirect interests in the subsidiaries of BellRing Brands, LLC.

•	The members of BellRing Brands, LLC will consist of Post and BellRing Brands, Inc.

•

Post will hold 97,474,179 BellRing Brands, LLC Units, which will represent 76.5% of the economic interest in BellRing Brands, LLC (or 73.9% if the underwriters exercise their over-allotment option in full), and one share of Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. Due to Post’s rights to redeem BellRing Brands, LLC Units for (i) shares of BellRing Brands, Inc. Class A common stock on a one-for-one basis or (ii) cash at BellRing Brands, LLC’s option (as determined by the BellRing Brands, LLC Board of Managers), the noncontrolling interest in BellRing Brands, LLC represented by these Units will be classified as temporary equity. The noncontrolling interest balance is determined based on the fair value of Post’s BellRing Brands, LLC Units if they were to be converted to shares of BellRing Brands, Inc. Class A common stock assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

•

The purchasers in this offering (i) will own 30,000,000 shares of Class A common stock (or 34,500,000 shares if the underwriters exercise their non-allotment option in full), which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 33% of the combined voting power of the common stock of BellRing Brands, Inc. and 100% of the economic interest in BellRing Brands, Inc., and (ii) through BellRing Brands, Inc.’s ownership of BellRing Brands, LLC Units, indirectly will hold 23.5% of the economic interest in BellRing Brands, LLC (or 26.1% if the underwriters exercise their over-allotment option in full).

•

BellRing Brands, Inc. and BellRing Brands, LLC will at all times maintain, subject to certain exceptions, a one-to-one ratio between the number of shares of Class A common stock issued by BellRing Brands, Inc. and the number of BellRing Brands, LLC Units owned by BellRing Brands, Inc. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement.”

•

BellRing Brands, Inc. will hold the voting membership unit of BellRing Brands, LLC (which represents the power to fix the number of, and to appoint and remove, the members of the Board of Managers of, and no economic interest in, BellRing Brands, LLC). BellRing Brands, Inc. will appoint the members of the Board of Managers of BellRing Brands, LLC, and therefore will control BellRing Brands, LLC. The Board of Managers will be responsible for the oversight of BellRing Brands, LLC’s operations and overall performance and strategy, while the management of the day-to-day operations of the business of BellRing Brands, LLC and the execution of business strategy will be the responsibility of the officers and employees of BellRing Brands, LLC and its subsidiaries. Post, in its capacity as a member of BellRing Brands, LLC, will have no power to appoint any members of the Board of Managers or voting rights with respect to BellRing Brands, LLC. For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, Post will control BellRing Brands, Inc. through its ownership of the Class B common stock of BellRing Brands, Inc.

•

The financial results of BellRing Brands, LLC and its subsidiaries will be consolidated with BellRing Brands, Inc., and 76.5% of the earnings before income taxes will be allocated to the noncontrolling interest to reflect the entitlement of Post to a portion of the consolidated net earnings (loss).

(b) Post Bridge Loan and Senior Unsecured Debt Facilities

Prior to completion of this offering, Post will borrow $1,225.0 million under the Post bridge loan as described under “Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness.” Certain of Post’s domestic subsidiaries (other than BellRing Brands, Inc. but including BellRing Brands, LLC and its domestic subsidiaries) will guarantee the Post bridge loan. On the same day this offering is completed, and as part of the formation transactions, (i) BellRing Brands, LLC will become the borrower under the Post bridge loan and assume all interest of $2.2 million thereunder, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from all obligations under the Post bridge loan and all interest thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan, and (iii) BellRing Brands, LLC’s obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. We will not receive any of the proceeds of the Post bridge loan. See “Description of Certain Indebtedness.”

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of such borrowing to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the BellRing Brands, LLC Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders. See “Description of Certain Indebtedness.”

For purposes of the unaudited pro forma condensed consolidated financial statements, we have assumed:

•

approximately $73.0 million of borrowings under the revolving credit facility will be incurred concurrently with the completion of this offering (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus; the amount of such borrowing is expected to be up to $30.0 million if the offering price is at the high end of the price range and up to $100.0 million if the offering price is at the low end of the price range) at an assumed interest rate of 6.2%;

•

that the full amount available, $35.0 million of which is considered the current portion of long-term debt, under the term loan facility will be incurred concurrently with the completion of this offering at an assumed interest rate of 6.9%; and

•

that BellRing Brands, LLC will receive net proceeds from the borrowings of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility) of $23.1 million ($2.0 million related to the revolving credit facility and $21.1 million related to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents. See footnote (g) below.

The final principal balance of the term loan and the interest rate will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to the cash and cash equivalents and long-term debt components of the unaudited pro forma condensed consolidated balance sheet and changes to the interest expense component of the unaudited pro forma condensed consolidated statements of operations. Depending upon the nature of the changes, the impact on the pro forma financial information could be material. For example, each 0.125% increase or decrease in the stated interest rates assumed above for the debt facilities would increase or decrease pro forma interest expense by approximately $1.2 million for the fiscal year ended September 30, 2018 and approximately $0.9 million for the nine months ended June 30, 2019 (assuming the principal balance of the debt facilities does not change from that assumed above).

(c) Stock Offering

BellRing Brands, Inc. expects to issue 30,000,000 shares of Class A common stock in this offering (or 34,500,000 shares if the underwriters exercise their over-allotment in full). The unaudited pro forma consolidated basic and diluted earnings per share for the periods presented are based on the combined basic and diluted weighted-average shares outstanding to be issued by BellRing Brands, Inc. in this offering. The calculation includes 30,000,000 shares of Class A common stock assumed to be sold in this offering. On the same day this offering is completed, but prior to the completion of this offering, BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of Class B common stock, which share of Class B common stock cannot be transferred by Post except to its affiliates (other than us). The share of BellRing Brands, Inc. Class B common stock does not share in its earnings and is therefore not included in the weighted average shares outstanding or net earnings available per common share.

(d) Use of Proceeds

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of Class A common stock sold in this offering. BellRing Brands, LLC will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest.

(e) Tax Effect of Pro Forma Adjustments

Following the formation transactions, BellRing Brands, Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes, with respect to its allocable share of any net taxable income of BellRing Brands, LLC and its domestic subsidiaries. As a result, this reflects the tax effects of the proforma adjustments at an assumed blended statutory tax rate of 27.2% for the fiscal year ended September 30, 2018 and 23.8% for the nine months ended June 30, 2019 along with adjustments to reflect BellRing Brands, Inc.’s 23.5% of net taxable income.

(f) Tax Receivable Agreement

Upon the completion of the formation transactions, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement.” BellRing Brands, Inc. may incur obligations under the tax receivable agreement subsequent to the completion of the formation transactions, as well as in connection with certain tax benefits BellRing Brands, Inc. may realize in connection with the formation transactions. The unaudited pro forma condensed consolidated financial statements include adjustments to reflect the expected amounts due to Post under the tax receivable agreement from disproportionate allocations of tax benefits to BellRing Brands, Inc. under Section 704(c) of the Code resulting from the formation transactions. Due to the uncertainty in the amount and timing of future redemptions of BellRing Brands, LLC Units by Post (or its transferees or assignees), no increases in tax basis in BellRing Brands, LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post’s (and its transferees’ and assignees’) BellRing Brands, LLC Units were redeemed, see above under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(g) Cash and cash equivalents

Following the completion of this offering, BellRing Brands, LLC will receive proceeds from the term loan, the revolving credit facility and the offering and make payments for the Post bridge loan and related interest. In addition, BellRing Brands, LLC will pay to Post an amount equal to the value of all cash and cash equivalents held by BellRing Brands, LLC and its subsidiaries as of immediately prior to the consummation of this offering. See related cash adjustments as follows:

($ in millions)
Net term loan and revolving credit facility(b)	$749.9
Net proceeds from offering(d)	486.8
Payment of Post bridge loan and interest(b)	(1,227.2)
Payment of cash and cash equivalents to Post	(3.4)

Net cash proceeds	$6.1

(h) Transaction expenses and Master Services Agreement costs

Represents the removal of non-recurring transaction expenses in Active Nutrition’s historical statement of operations for the nine months ended June 30, 2019, which are directly attributable to BellRing Brands, Inc.’s separation from Post. Additionally, no adjustments have been made related to expected master services agreement fees as the best estimates of those amounts are included in expense allocations that are recorded in Active Nutrition’s historical statements of operations. For additional information on expense allocations, refer to Notes 8 and 10 within “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and “Notes to Combined Financial Statements” for the year ended September 30, 2018, respectively.

4. The section of the Preliminary Prospectus titled “Description of Certain Indebtedness—Debt Facilities” is revised as follows:

Debt Facilities

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the debt facilities, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow the full amount available under the term loan facility and approximately $73.0 million under the revolving credit facility (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus), resulting in net proceeds to BellRing Brands, LLC of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

We expect the debt facilities to contain customary representations and warranties that are made at closing and upon each borrowing under the debt facilities, and customary affirmative and negative covenants for agreements of this type, including requirements regarding the delivery of financial and other information, compliance with laws and limitations on BellRing Brands, LLC and its subsidiaries with respect to indebtedness, liens, fundamental changes, restrictive agreements, prepayments and amendments of other indebtedness, dispositions of assets, acquisitions and other investments, sale-leaseback transactions, changes in the nature of its business, transactions with affiliates, dividends and redemptions or repurchases of stock. In addition, we will be required to maintain a maximum total net leverage ratio not to exceed 6.00:1.00, as measured at the end of any fiscal quarter, commencing with the first full fiscal quarter after the closing date of the debt facilities.

We expect that the BellRing Brands, LLC obligations under the debt facilities will be unconditionally guaranteed by its existing and subsequently acquired or organized domestic subsidiaries (other than immaterial subsidiaries) and that the debt facilities will be secured by security interests on substantially all of the assets of BellRing Brands, LLC and the assets of its subsidiary guarantors, subject to limited exceptions. BellRing Brands, Inc. will not be an obligor or guarantor under the debt facilities, nor will BellRing Brands, Inc. pledge its BellRing Brands, LLC Units as collateral.

We expect that the interest rate for the term loan facility will be, at our option, either (a) a LIBOR rate or (b) a base rate determined by reference to the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% per annum, and (iii) one-month LIBOR plus 1.00% per annum, in each case plus an applicable margin of 5.00% for LIBOR loans or 4.00% for base rate loans. We expect that the term loan facility will require scheduled amortization payments in an annual amount equal to 5.00% of the original principal amount of the term loans, payable quarterly (commencing on March 31, 2020), with the balance to be paid at maturity on October 21, 2024. We expect that the term loan facility will provide for customary mandatory prepayment provisions, including provisions for mandatory prepayment (a) from the net cash proceeds of certain asset sales and (b) beginning with the fiscal year ending September 30, 2020, 75% of annual excess cash flow (which percentage will be reduced to 50% if the secured net leverage ratio is below a specified level as of a fiscal year end), and will provide that the terms loans may be optionally prepaid at 101% of the principal amount thereof at any time during the first year of the facility, and without premium or penalty thereafter.

We expect that the interest rate for the revolving credit facility will be, at our option, either (a) a LIBOR rate or (b) a base rate determined in the same manner as for the term loan facility, in each case plus an applicable margin. The applicable margin during the first full fiscal quarter following the closing date will be 4.25% for LIBOR loans and 3.25% for base rate loans. We expect that, following the first full fiscal quarter after the closing date, the applicable margin for LIBOR loans and base rate loans will be (i) 4.25% and 3.25%, respectively, if the secured net leverage ratio is greater than or equal to 3.50:1:00, (ii) 4.00% and 3.00%, respectively, if the secured net leverage ratio is less than 3.50:1:00 and greater than or equal to 2.50:1.00 or (iii) 3.75% and 2.75%, respectively, if the secured net leverage ratio is less than 2.50:1:00. We expect that BellRing Brands, LLC will pay the revolving lenders a facility fee per annum on the average daily unused portion of the revolving commitments through the maturity date for the applicable revolving credit commitments, which fee varies between 0.50% and 0.25% based on the total secured net leverage ratio as of each fiscal quarter end. We expect that the revolving credit facility will have a maturity date of October 21, 2024.

*                *                 *                *                *

BellRing Brands, Inc. has filed a registration statement (including the Updated Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Updated Preliminary Prospectus in that registration statement and other documents BellRing Brands, Inc. has filed with the SEC for more complete information about BellRing Brands, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Updated Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, or by telephone at (800) 831-9146; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com.